Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

São Paulo, May 31, 2019 - Suzano S.A (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), hereby informs its shareholders and the market that, on the date hereof, the fully early optional redemption of the unsecured simple debentures, non-convertible into Company’s shares, of the 7th issuance of the Company, with maturity on January 7, 2020, through the payment of the total outstanding amount of R$ 2,019,586,839.77, comprising the total balance of the face value per unit of the totality of the debentures of such issuance plus the corresponding remuneration.

The early redemption mentioned above is in line with the Company’s liability management strategy.

Suzano underlines its commitment to transparency with its shareholders and investors.

São Paulo, May 31, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer